December 7, 2012
ATTORNEYS AT LAW
777 EAST WISCONSIN AVENUE, SUITE 3800
MILWAUKEE, WISCONSIN  53202-5306
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WRITER’S DIRECT LINE
414.297.5596
pfetzer@foley.com EMAIL

CLIENT/MATTER NUMBER
099654-0101

VIA EDGAR SYSTEM

Mr. Daniel F. Duchovny Special Counsel Office of Mergers & Acquisitions Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549-3628
Re:           Pro-Dex, Inc.
Revised Preliminary Proxy Statement filed by AO Partners I, L.P. et al.
Filed on November 9, 2012
File No. 000-14942

Dear Mr. Duchovny:

We are writing this letter on behalf of our client AO Partners Group.  The AO Partners Group currently consists of the following (collectively, the “AO Partners Group”): AO Partners I, L.P., a Delaware limited partnership; AO Partners, LLC, a Delaware limited liability company; Glenhurst Co., a Minnesota corporation; and Nicholas J. Swenson.  The AO Partners Group, William J. Farrell III, and the Farnam Group (the “Farnam Group” consists of Farnam Street Partners, L.P., a Minnesota limited partnership, Farnam Street Capital, Inc., a Minnesota corporation, and Raymond E. Cabillot) are participants in the AO Partners Group’s solicitation to elect three directors to the board of directors of Pro-Dex, Inc. (“Pro-Dex” or the “Company”).  Throughout this letter, unless otherwise noted the words “we”, “us” and “our” refer to the AO Partners Group and, as applicable, the participants in the AO Partners Group’s solicitation.

Set forth below are the AO Partners Group’s responses to the November 20, 2012 comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the AO Partners Group’s Revised Preliminary Proxy Statement referenced above (the “Proxy Statement”).  The numbered items set forth below (in bold italics) express the comments of the Staff, and following such comments are the AO Partners Group’s responses (in regular type).

As appropriate, the AO Partners Group has amended the Proxy Statement in response to these comments, and marked the documents to reflect changes to the original documents.  On behalf of the AO Partners Group, we are transmitting for filing pursuant to Rule 14a-6 of the Securities Exchange Act of 1934, as amended, Amendment No. 2 to the Proxy Statement (under the cover page required by Rule 14a-6(m) and Schedule 14A).  In addition, under separate cover, the AO Partners Group is providing you a copy of certain supplemental material that you requested and a marked copy of the Proxy Statement showing the changes made in response to Commission comments.

BOSTON BRUSSELS CHICAGO DETROIT	JACKSONVILLE LOS ANGELES MADISON MIAMI	MILWAUKEE NEW YORK ORLANDO SACRAMENTO	SAN DIEGO SAN DIEGO/DEL MAR SAN FRANCISCO SHANGHAI	SILICON VALLEY TALLAHASSEE TAMPA TOKYO WASHINGTON, D.C.

Securities and Exchange Commission
December 7, 2012

In connection with the responses below, each participant acknowledges (1) that the participant is responsible for the adequacy and accuracy of the disclosure in the filing; (2) that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (3) that the participant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Board’s Oversight . . ., page 6

1.           Please reconcile your revised disclosure in response to prior comment 9 regarding the unwillingness of the company to name the brokerage firm with the entity listed in Section 4.20 of Exhibit 10.1 to the Form 8-K filed on March 1, 2012.

Response:  Thank you for bringing the disclosure regarding Goldenhill International M&A (“Goldenhill”) to our attention.  As you noted, reference to Goldenhill is contained in the Form 8-K that the Comapany filed on March 1, 2012, Exhibit 10.1, pages 25 and 28.  We were not aware of the Company’s disclosure regarding Goldenhill.  We have revised and updated our disclosure accordingly.

As we have indicated, we inquired with Pro-Dex’s CFO---asking Mr. Hurwitz directly for the name of the brokerage firm.  His email reply to our request for the name of the brokerage firm, a copy of which is being provided supplementally, was: “Regrettably, I can't provide the name to you.  We’ve never disclosed it, and we’re bound by confidentiality provisions.”  From our point of view, the Company’s disclosures regarding the brokerage fee payment remain unclear.  In particular, the size of the fee is out of proportion to the transaction size.  In addition, the broker’s absence of relevant transaction experience gives us reason to question why the broker was selected and whether those reasons were consistent with maximizing shareholder value in the sale.

2.           Please avoid statements that directly or indirectly impugn the character, integrity, or personal reputation or make charges of illegal or immoral conduct without factual foundation. We note specifically your added disclosure on page 7 regarding compliance with “SEC disclosure guidelines.” Please tell us, with a view toward clarified, specific disclosure, to what “disclosure guidelines” you are referring and the relevance of Astromec’s revenues to those guidelines. Also tell us, with a view toward disclosure, how the Astromec transaction fails to comply with those guidelines.

Response: We have revised our filing to reflect the new information you have provided.  The SEC disclosure guidelines we were referencing are found in Item 2.01 of Form 8-K.  Item 2.01 of Form 8-K requires Pro-Dex to file a Current Report on Form 8-K within four business days after the consummation/closing of an acquisition or disposition of a “significant amount of assets” (other than in the ordinary course of business) by Pro-Dex or any of its majority-owned subsidiaries.  Based on the data available to us about the transaction and the Company, the Astromec transaction appears to have involved a significant amount of assets, triggering a Form 8-K filing.

Securities and Exchange Commission
December 7, 2012

Instruction 4 to Item 2.01 of Form 8-K states that an acquisition or disposition shall be deemed to involve a significant amount of assets if (1) Pro-Dex’s and its other subsidiaries’ equity in the net book value of the assets acquired or disposed of exceeded 10% of the total assets of Pro-Dex and its consolidated subsidiaries, (2) the amount paid or received for the assets upon such acquisition or disposition exceeded 10% of the total assets of Pro-Dex and its consolidated subsidiaries or (3) the transaction involved a “business” that is “significant” under Rules 11-01(b) and (d) of Regulation S-X.

Rule 11-01(b) of Regulation S-X states that the disposition of a business (the “Disposed Business”) is considered significant if the Disposed Business meets the conditions of a “significant subsidiary” in Rule 1-02(w) of Regulation S-X.  Rule 1-02(w) of Regulation S-X provides that a significant subsidiary is a subsidiary that meets any of the following conditions (note that for a business combination these tests are based on a 20% threshold, but with respect to a business disposition the threshold is 10%):

1. Asset test – Whether the percentage of Pro-Dex’s and its other subsidiaries’ proportionate share of the total assets (after intercompany eliminations) of the subsidiary (or in the immediate case the Disposed Business) exceeds 10% of the total consolidated assets of Pro-Dex and its subsidiaries as of the end of the most recently completed fiscal year.

2. Investments in and advances to test – Whether the percentage of Pro-Dex’s and its other subsidiaries’ investments in and advances to the subsidiary (or in the immediate case the Disposed Business) exceeds 10% of the total consolidated assets of Pro-Dex and its subsidiaries as of the end of the most recently completed fiscal year.

3. Income test – Whether the percentage of Pro-Dex’s  and its other subsidiaries’ equity in the income from continuing operations before income taxes, extraordinary items and the cumulative effect of a change in accounting principle of the subsidiary (or in the immediate case the Disposed Business) exceeds 10% of such income of Pro-Dex and its subsidiaries consolidated for the most recently completed fiscal year.

V.  The Board Members Own . . ., page 6

3.           Please expand your revisions in response to prior comment 11 to clarify the relative proportion of shares held indirectly for clients and directly by Mr. Swenson. Also, please note that prior comment 11 was not limited to Mr. Swenson and AO Partners. Please revise to address the shares related to the Farnam Group.

Response:  Nick Swenson filed his initial Schedule 13D related to Pro-Dex on July 19, 2011. As of November 26, 2012, 535,212 shares were held indirectly for clients or owned directly by Nick.  These amounts include 105,435 shares held in AO Partners (3.2% of Pro-Dex) and direct holdings (through direct ownership or via his wholly-owned entity Glenhurst Co.) of 429,777 shares or 13.13% of Pro-Dex.  The proportion held indirectly for clients was approximately 31,630 shares or 6.0% of the total holdings that Mr. Swenson owns or holds indirectly for clients.

Securities and Exchange Commission
December 7, 2012

Farnam Street Partners owns and controls approximately 168,830 shares (as of November 19, 2012) or roughly 5.16% of Pro-Dex. Farnam Street Partners filed a 13D related to Pro-Dex on November 29, 2012.

Nick is a passive limited partner in Farnam Street Partners, representing 2.6% of the capital in Farnam Street Partners. He has no ownership whatsoever in the general partner, Farnam Street Capital.

Nick and Farnam Street Partners filed a joint 13D on June 27, 2012. At the time of that filing, Farnam Street Partners owned 104,294 shares of Pro-Dex.  Thus, at that time, a 2.6% portion of those shares amounted to 2,711 shares being owned and controlled by Farnam Street Partners and attributed to Nick’s limited partner capital account.

4.           Your revised disclosure in response to prior comment 10 continues to suggest that the exercise price of Mr. Berthelot’s options was timed to take advantage of “the significant drop” in the company’s stock price and how the timing of the severance payment impacted the company’s results. Please explain your basis for this implication; note that you should avoid statements that directly or indirectly impugn the character, integrity, or personal reputation or make charges of illegal or immoral conduct without factual foundation.

Response:  We have refined our disclosure, and terminology, arguing in terms of information available to the board, expectations, and choices taken by the board under uncertain circumstances.

Our Nominees, page 11

5.           Please expand your revisions added in response to prior comments 14 and 15 to clarify, as indicated in your responses, that your nominees do not yet have detailed and specific plans to increase shareholder value. Also, please revise your disclosure here and on page 1 to clarify how the actions the nominees will take are “different” or “new” given that your disclosure on page 2 indicates the company has begun implementing actions you suggested.

Response:  We simply don’t know what we don’t know, and we don’t have the full context for what we think we know.  As a general principal, our actions will differ because we will demand a very thorough and complete review of operations, looking at all possible options to the company, and we will look to fully implement our recommendations, if they are in the best interests of all shareholders.

Independence and Qualifications of Our Nominees, page 12

6.           Please reconcile your response to prior comment 16 regarding separate offices with the address listed for AO Partners LLC in the table captioned “Member of Farnam Street Group” in Appendix A. Please also reconcile the members of the Farnam Street Group listed in that table with the members identified in the first paragraph of your response letter.

Response:  The second table was erroneous, we have corrected it in the revised documents.

Securities and Exchange Commission
December 7, 2012

Additional Information, page 18

7.           We note your revisions in response to prior comment 23. If you are merely relying on the company’s disclosures, as indicated in your response, then please revise the last sentence here and in the section captioned “Other Matters” to clarify that fact. Because you are required to provide information that will be in the company’s proxy statement unless omitted in reliance on Exchange Act Rule 14a-5(c), it is inappropriate to state that you have no responsibility for the accuracy or completeness of such information.

Response:  We have revised this disclosure to indicate that we are relying on the Company’s disclosures, and remove the reference to having no responsibility for the accuracy or completeness of such information.

Form of Proxy Card

8.           Please revise your form of proxy card to include the statement mentioned in the last sentence of prior comment 24.

Response:  We have revised the proxy card to include the requested disclosure.

*     *     *     *     *

If you have any questions or comments, call Peter D. Fetzer at (414) 297-5596.

Very truly yours,

/s/ Peter D. Fetzer

Peter D. Fetzer

cc:           Geoff Kruczek
  U.S. Securities & Exchange Commission